82-3760

RECEIVED 2005 MAR -9 A 9:03 OFFICE OF INTERNATIONAL CORPORATE FINANCE

VENFIN LIMITED

(Reg. No. 1949/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 · · TELEFAX (021) 888-3399

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627 or
091 (202) 942 9624

FROM: MARIZA LUBBE
VENFIN LIMITED
SOUTH AFRICA


05006348

DATE: 8 MARCH 2005

RE: VENFIN LIMITED

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

3/14

VENFIN LIMITED

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

INTERIM REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2004 (UNAUDITED)

Increase in net asset value per share (at valuation) compared with 30 June 2004	**+34.8%**
Increase in headline earnings per share	**+21.7%**

VENFIN LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	Unaudited 31 December 2004 R million	Unaudited 31 December 2003 R million	Audited 30 June 2004 R million
ASSETS			
Non-current assets			
Property, plant and equipment	**20**	*	26
Intangible assets**	**1 084**	565	556
Investments - Associated companies	**2 360**	5 371	1 555
- Other	**1 640**	542	2 497
Deferred taxation	**10**	-	12
	5 114	6 478	4 646
Current assets	**2 105**	1 481	2 548
Cash and cash equivalents	**2 023**	1 452	2 389
Other current assets	**82**	29	159
Total assets	**7 219**	7 959	7 194
EQUITY AND LIABILITIES			
Capital and reserves	**7 901**	8 450	7 669
Treasury shares	**(862)**	(518)	(636)
Interest of own members	**7 039**	7 932	7 033
Non-current liabilities	**18**	-	15
Interest-bearing debt	**8**	-	7
Deferred taxation	**10**	-	8
Current liabilities	**162**	27	146
Total equity and liabilities	**7 219**	7 959	7 194

* *Amount smaller than R500 000*

** *The increase in intangible assets is mainly due to the goodwill created on the acquisition of the 25% interest in Alexander Forbes Limited.*

VENFIN LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Unaudited Six months ended 31 December 2004 R million	Unaudited Six months ended 31 December 2003 R million	Audited Year ended 30 June 2004 R million
Revenue	**137**	80	115
Net interest income	**54**	63	98
Depreciation	**(4)**	*	*
Impairment and amortisation of goodwill	**(45)**	(71)	(300)
Impairment of investments and assets	**(16)**	(4)	(6)
Other expenses	**(16)**	(22)	(46)
Capital surplus on the disposal of long-term investments	**23**	20	20
Share of after-tax profit of associated companies	**353**	146	680
- Profit from operations	**391**	341	700
- Impairment and amortisation of goodwill	**(35)**	(9)	(20)
- Impairment of investments and assets	**(1)**	(185)	(4)
- Capital surplus/(loss) on disposal of long-term investments	**(2)**	(1)	4
Profit before taxation	**349**	132	446
Taxation	**(14)**	(11)	(14)
NET PROFIT	**335**	121	432
Reconciliation of headline earnings:			
BASIC EARNINGS – net profit	**335**	121	432
Plus/(minus) – attributable to own members:			
- Impairment and amortisation of goodwill	**80**	59	122
- Impairment of investments and assets	**12**	210	207
- Capital surplus on the disposal of long-term investments	**(21)**	(19)	(24)
- Surplus on disposal of property, plant and equipment	*	1	3
HEADLINE EARNINGS	**406**	372	740

** Amount smaller than R500 000*

EARNINGS PER SHARE

	Unaudited Six months ended 31 December		Audited Year ended 30 June
	2004 Total	2003 Total	2004 Total
HEADLINE EARNINGS (cents)	**91.3**	75.0	151.4
DILUTED HEADLINE EARNINGS (cents)	**90.9**	74.9	151.0
BASIC EARNINGS (cents)	**75.4**	24.4	88.4
DILUTED BASIC EARNINGS (cents)	**75.0**	24.4	88.1
Weighted number of shares in issue (million)	**444.5**	496.0	488.9
Diluted weighted number of shares in issue (million)	**446.4**	496.7	490.1
DIVIDEND (cents)	-	-	32.5

SEGMENTAL ANALYSIS – HEADLINE EARNINGS

	Unaudited Six months ended 31 December		Audited Year ended 30 June
	2004 R million	2003 R million	2004 R million
Telecommunication	**335**	240	491
Technology	**9**	13	33
Media	**34**	14	25
Financial and risk services	**20**	57	117
Corporate	**8**	48	74
	406	372	740

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Six months ended 31 December 2004 R million	2003 R million	Audited Year ended 30 June 2004 R million
Opening balance	**7 033**	8 205	8 205
Net profit for the period	**335**	121	432
Dividend paid	**(143)**	(123)	(123)
Exchange rate adjustments	**(27)**	(275)	(1 026)
Change in reserves of subsidiary companies and associated companies	**(27)**	(5)	354
Net after-tax fair value adjustments for the period (AC 133)	**94**	184	224
Realisation of fair value adjustments of financial instruments	**-**	(20)	(20)
Net shares in VenFin Limited acquired by wholly-owned subsidiary and The VenFin Share Trust	**(226)**	(155)	(1 013)
Interest of own members	**7 039**	7 932	7 033
Interest of own members per share (Rand)	**R16.04**	R16.14	R15.64

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 31 December 2004 R million	2003 R million	Audited Year ended 30 June 2004 R million
Operating activities			
Net interest received	**54**	63	98
Dividends received	**256**	106	341
Dividend paid	**(143)**	(123)	(123)
Other movements	**(17)**	(69)	(126)
Taxation paid	**(14)**	(47)	(55)
Net cash inflow/(outflow) from operating activities	**136**	(70)	135
Cash flow from investing activities	**(483)**	108	821
Net increase/(decrease) in cash and cash equivalents	**(347)**	38	956
Cash and cash equivalents at the beginning of the period	**2 370**	1 414	1 414
Cash and cash equivalents at the end of the period	**2 023**	1 452	2 370
Cash and cash equivalents – balance sheet	**2 023**	1 452	2 389
Bank overdraft	-	-	(19)

ADDITIONAL INFORMATION

	31 December 2004	2003	30 June 2004
Number of shares in issue			
- Ordinary shares of 1 cent each	**447 993 648**	486 493 650	447 993 648
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total number of shares in issue	**483 500 000**	522 000 002	483 500 000
- Shares held in treasury (ordinary shares of 1 cent each)	**(36 221 948)**	(21 565 620)	(25 268 657)
- Shares held by The VenFin Share Trust (ordinary shares of 1 cent each)	**(8 369 605)**	(9 055 817)	(8 668 746)
	438 908 447	491 378 565	449 562 597
Weighted number of shares in issue	**444 501 740**	495 966 247	488 922 237

- In determining the headline earnings and basic earnings per share the weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings and basic earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by The VenFin Share Scheme. The number of shares that was added to the weighted number of issued shares to determine the dilutive effect was 1 927 799 (2003: 747 653).

	31 December 2004	2003	30 June 2004
Net asset value per share			
- At book value	**R16.04**	R16.14	R15.64
- At market value and directors' valuation of investments	**R38.81**	R26.11	R28.80
	R million	R million	R million
Listed investments			
Associated			
- Book value (excluding goodwill)	**717**	25	53
- Market value	**1 303**	47	108
Other			
- Book value	**920**	472	496
- Market value	**920**	472	496
Unlisted investments			
*Associated**			
- Book value (excluding goodwill)	**1 643**	5 346	1 502
- Directors' valuation	**11 918**	10 783	7 929
*Other**			
- Book value	**720**	70	2 001
- Directors' valuation	**941**	70	2 038

* *These amounts are not comparable with those of the previous interim financial period due to the effect of the consolidation of R&V from 30 June 2004.*

Capital commitments (Including amounts authorised, but not yet contracted)	**56**	8	39

ADDITIONAL INFORMATION (CONTINUED)

	Six months ended 31 December 2004 R million	2003 R million	Year ended 30 June 2004 R million
Net interest income			
Interest received – unlisted investments and deposits	**60**	63	98
Interest paid	**(6)**	(*)	(*)
	54	63	98
Dividends received			
Dividends included in profit	**11**	10	12
Dividends from associated companies	**245**	98	329
Capital surplus on disposal of long-term investments			
Subsidiary companies:			
Capital surplus on the disposal of			
- Richemont A units	**-**	20	20
- Other long-term investments	**23**	-	*
Total per income statement	**23**	20	20
Associated companies after taxation	**(2)**	(1)	4
Total – attributable to own members	**21**	19	24

**Amount smaller than R500 000*

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

	Effective % interest at 31 December 2004	VenFin's share R million		
		Six months		Year
		31 December 2004	31 December 2003	30 June 2004
Vodacom	15.0	330	233	480
Psitek	28.2	5	8	12
Dimension Data Bond[1]	100.0	12	12	27
Tracker	32.1	11	6	16
GenuOne	36.8	(4)	(3)	(6)
Intervid[2]	100.0	(11)	-	-
Other technology		1	(2)	(4)
Sabido (e.tv)	33.0	31	13	22
SAIL[3]	88.0	3	1	2
Alexander Forbes[1][4]	25.5	20	57	117
Corporate and other[1]		8	47	74
Headline earnings		406	372	740

(1) R&V Holdings Limited (R&V) became a subsidiary on 30 June 2004. The headline earnings attributable to the underlying investments in R&V have been regrouped for the comparative periods to achieve comparability with the current period.

(2) Intervid became a subsidiary on 30 June 2004. Its earnings for the financial year ended 30 June 2004 was accounted for as an associated company.

(3) The effective interest in SAIL is a temporary situation. Refer to commentary on changes to investments.

(4) Alexander Forbes became an associated company during the current period, whereas previously it was accounted for as an investment in an exchangeable bond by R&V. Refer to commentary on changes to investments.

ANNEXURE B
COMPOSITION OF NET ASSET VALUE (R million)

	31 December 2004		31 December 2003		30 June 2004	
	Book value	Valuations	Book value	Valuations	Book value	Valuations
Listed [(1)]	**2 255**	**2 223**	511	519	678	624
Alexander Forbes	[illegible]	[illegible]				
Richemont Depositary Receipts/A units	476	476	405	[illegible]	[illegible]	[illegible]
Dimension Data	[illegible]	[illegible]				
FrontRange	[illegible]	[illegible]	26	26	62	62
Idion	[illegible]	[illegible]	14	19	[illegible]	[illegible]
iTouch	[illegible]	25	27	27	[illegible]	[illegible]
Intervid[(4)]				8	[illegible]	[illegible]
SAIL[(4)]			[illegible]	[illegible]	[illegible]	[illegible]
Unlisted [(2)]	**2 802**	**12 831**	4 171	9 063	4 029	9 999
Vodacom	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Alexander Forbes Bonds[(3)]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dimension Data Bond[(3)]	[illegible]	[illegible]	[illegible]	846	[illegible]	[illegible]
e.tv	[illegible]	[illegible]	[illegible]	525	[illegible]	525
Tracker	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Psitek	[illegible]	91	[illegible]	96	[illegible]	96
SAIL[(4)]	[illegible]	[illegible]				
Intervid[(4)]	[illegible]	[illegible]				
Loans and other investments[(3)]	[illegible]	107	[illegible]	[illegible]	[illegible]	206
Cash[(3)]	**1 982**	**1 982**	3 250	3 250	2 326	2 326
Total	**7 039**	**17 036**	7 932	12 832	7 033	12 949
Net asset value per share (Rand)	**16.04**	**38.81**	16.14	26.11	15.64	28.80
Share price (Rand)		**25.10**		21.10		19.88
Discount to net asset value		**35.3%**		19.2%		31.0%

(1) Market value
(2) Directors' valuation
(3) The underlying value of the investment in R&V at 31 December 2003 has been reallocated to achieve comparability with the current financial period.
(4) SAIL and Intervid were delisted during the current interim period.

COMMENTARY

Accounting policies

The interim results have been prepared in accordance with accounting statement AC 127 (Interim financial reporting), the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and the South African Companies Act No. 61 of 1973, as amended.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2004. As previously reported, VenFin adopted AC 140 (Business Combinations) with effect from 1 April 2004. In terms of the provisions of this accounting statement goodwill arising from a business combination for which the agreement date is on or after 31 March 2004, is not amortised but carried at cost less accumulated impairment losses.

As from 1 July 2004 all goodwill that originated prior to 1 April 2004, is also treated in accordance with AC 140.

Prior year adjustment

Consolidation of The VenFin Share Trust (the "trust")
As recommended by the JSE, VenFin consolidated the trust on 30 June 2004. Comparative figures for the six months ended 31 December 2003 have been restated accordingly and the 8 369 605 (31 December 2003: 9 055 817) ordinary shares held in the trust for participants are accounted for as if they were treasury shares and are also deducted from the issued number of shares in determining the weighted number of shares. The cost price of the shares has been deducted from equity.

Restatement of comparative figures as a result of above-mentioned prior year adjustment:

Balance sheet	31 December 2003 R million
Decrease in reserves	(151)
Decrease in investments – other	(151)

Income statement
The effect of the prior year adjustment on the income statement is not material, therefore the comparative income statement has not been restated.

Earnings per share	Six months ended 31 December 2003
Net profit as previously reported (R million)	121
Headline earnings as previously reported (R million)	372
Weighted number of shares in issue as previously reported	503 714 598
Restated weighted number of shares in issue	495 966 247
Basic earnings per share as previously reported (cents)	24.0
Headline earnings per share as previously reported (cents)	73.9
Restated basic earnings per share (cents)	24.4
Restated headline earnings per share (cents)	75.0

Financial review

The headline earnings for the six months to 31 December 2004 increased by 9.1% from R372 million to R406 million.

The headline earnings per share for the six months to 31 December 2004, however, increased by 21.7% from an adjusted 75.0 cents to 91.3 cents, reflecting the full effect of the shares repurchased during the second half of the previous financial year.

The increase in headline earnings is largely attributable to:

- A 41.6% increase in equity accounted earnings from Vodacom, from R233 million to R330 million, due to steady growth in Vodacom's interim earnings on the back of a higher subscriber base.

- The increased contribution of Sabido (Pty) Limited (e.tv) to VenFin's headline earnings, from R13 million for the six months to 31 December 2003 to R31 million for the six months to 31 December 2004.

Alexander Forbes Limited (Alexander Forbes)

Alexander Forbes effectively became an associated company at the beginning of September 2004 when VenFin acquired 25% of their issued shares. (Refer to "changes to investments" below)

VenFin has accounted this investment according to the equity method for one month, from 1 September to 30 September 2004, which date coincides with the end of the interim period of Alexander Forbes. Alexander Forbes is a listed company, and in order to comply with the JSE Listings Requirements on price sensitive information, VenFin can only account for financial information disclosed by Alexander Forbes which is also available to the general public, thus the decision to equity account to 30 September 2004.

The attributable earnings from Alexander Forbes for the reporting period thus consist of interest earned on the Bonds for one month to 31 July 2004 and equity accounted earnings from 1 September to 30 September 2004. This has negatively affected the level of increase in headline earnings for the six months to 31 December 2004. Therefore the contribution of the investment in Alexander Forbes to VenFin's headline earnings per share is not comparable with the six-month period ended 31 December 2003.

Looking forward to 30 June 2005, VenFin will account for its 25% interest in Alexander Forbes according to the equity method from 1 September 2004 to 31 March 2005, the financial year-end of Alexander Forbes. For subsequent years VenFin will equity account its interest in Alexander Forbes over the period 1 April to 31 March of every year. VenFin's interim results will therefore include the Alexander Forbes results for the period from 1 April to 30 September.

On the basis that the Alexander Forbes transaction had taken place on 1 April 2004 and not on 6 September 2004, VenFin would have equity accounted its 25% interest in Alexander Forbes for the six months from 1 April to 30 September 2004 compared to accounting for interest on the bond for one month and equity accounting the 25% interest for one month. This basis of accounting would be more comparable with the results of the corresponding six months ended 31 December 2003.

On this pro forma basis, Alexander Forbes's contribution to VenFin's headline earnings for the six months to 31 December 2004 would have amounted to R81 million instead of the R20 million which was actually included. Based on this pro forma formula, VenFin's headline earnings per share would have been 105.1 cents – an increase of 40.1% when compared with earnings for the six months ended 31 December 2003 of 75.0 cents per share.

Net asset value

The net asset value per share, at market value of listed investments and directors' valuation of unlisted investments, at 31 December 2004 amounted to R38.81 compared to R28.80 per share at 30 June 2004. This represents an increase of 34.8%.

The following factors, or a combination of them, were taken into account in determining the directors' valuations of the unlisted investments:

- Market value and earnings yield of similar listed shares, discounted for limited tradeability of the unlisted shares
- Growth potential and risk factors
- Underlying net asset value
- Profit history
- Cash flow projections

Impairment of investments and goodwill

Provision for impairment of investments and goodwill amounting to R61 million has been made, of which the most significant are the following:

- An impairment provision amounting to R14 million has been made against the goodwill created on the investment in Intervid Limited to reflect the risks associated with this investment.

- An impairment provision amounting to R36 million has been made against the carrying value of the investment in GenuOne Incorporated.

Exchange rate differences

Net negative exchange rate differences arising on the translation of the value of foreign entities to SA rand at 31 December 2004 amounted to R27 million (2003: R275 million) and were debited directly to reserves.

Changes to investments

The most significant changes to VenFin's investment portfolio for the six months ended 31 December 2004 were:

£100 million Alexander Forbes Exchangeable Bonds (the Bonds)

During the period under review, VenFin sold the Bonds to Alexander Forbes Limited (Alexander Forbes) for a cash payment of R1 159.5 million and £12.5 million. The R1 159.5 million was used to subscribe for 114.8 million Alexander Forbes shares.

A further 1.1 million Alexander Forbes shares were acquired in the open market for R12 million during September 2004. At 31 December 2004, VenFin's effective interest in Alexander Forbes was 25.5%. The investment in Alexander Forbes is accounted for as an associated company.

Repurchase of VenFin shares

VenFin's wholly-owned subsidiary, VenFin Securities (Pty) Limited, acquired a further 11.2 million VenFin ordinary shares at an average price of R21.11 per share for R236 million. At 31 December 2004, the number of shares in treasury was 36.2 million, or 8.1% of the issued ordinary shares of 1 cent each.

Since the repurchase programme started in the 2002 financial year, a total of 83.8 million ordinary shares (18.7% of the current issued ordinary shares of 1 cent each) were acquired at an average price of R19.23 per share.

Intervid Limited (Intervid)

VenFin acquired, through a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, all the Intervid shares it did not already own for a cash consideration of R9 million and 99 458 VenFin shares. Intervid became a wholly-owned subsidiary and was delisted on 24 August 2004.

SAIL Group Limited (SAIL)

As previously reported, VenFin, as a member of a consortium, made an offer for the shares held by the minority shareholders of SAIL. This transaction was subsequently approved by the competition authorities.

On 31 December 2004, this transaction was partly executed, whereby VenFin, on behalf of the consortium, acquired 172.9 million SAIL shares for a total consideration of R71 million. The transaction is in the process of being finalised. Following this transaction, VenFin's effective interest in SAIL will be 36.5%.

FrontRange Limited (FrontRange)

VenFin invested a further R54 million in FrontRange. At 31 December 2004, VenFin's effective interest in FrontRange was 17.9%.

Dimension Data Holdings plc (Didata)

RFS Finance Limited, a wholly-owned offshore subsidiary of VenFin, acquired 69.8 million Didata shares for a consideration of £24.3 million. At 31 December 2004, these shares represented a 5.2% interest in Didata.

Milestone China Opportunities Fund I L.P. (Milestone China)

VenFin invested a further $2 million in Milestone China. The total investment to date is $2.5 million, with a further $2.5 million committed.

Cueincident (Pty) Limited (Cueincident)

VenFin invested R12 million in Cueincident. Cueincident designs, installs, maintains and operates electronic facilities management systems, utilising surveillance technology. Customers include local government, state-owned enterprises and large corporates. At 31 December 2004, VenFin's interest in Cueincident was 12.4%.

Inala Technology Investments (Pty) Limited (Inala)

VenFin disposed of its 33.5% interest in Inala for a consideration of R5 million. A capital surplus of R1 million was realised.

Psitek (Pty) Limited (Psitek)

VenFin sold 3.8% of its interest in Psitek to the Psitek share trust for R11 million. A capital surplus of R3 million was realised. At 31 December 2004, VenFin's interest in Psitek was 28.2%.

Since 31 December 2004

Didata

VenFin acquired a further 24.2 million shares in Didata for £9.4 million. VenFin's investment of 94.0 million shares represents 7.0% of Didata's issued shares.

Assuming the conversion of the Didata Bond into equity, VenFin's interest in the enlarged issued share capital of Didata would be 18.4%.

GEMS Oriental and General Fund II (GEMS)

During February 2005, VenFin invested a further $1.9 million in GEMS. The total investment to date amounts to $9.5 million.

DIVIDENDS

In terms of VenFin's dividend policy, which inter alia states that a dividend will be paid on an annual basis, no dividend is declared for the six months ended 31 December 2004.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer

Stellenbosch
7 March 2005

DIRECTORS AND ADMINISTRATION

Change to functions of directors

Mr J Malherbe, the Chief Executive Officer of VenFin, is no longer acting as the Deputy Chairman. With effect from 2 February 2005, Mr J E Newbury, an independent non-executive director, fulfils this role.

Non-executive directors
Johann Rupert *(Chairman)*
John Newbury *(Deputy Chairman)*
Piet Beyers
Mike Bosman
Liesbeth Botha
Jan Dreyer
GT Ferreira
Anthony Fletcher
Elias Links

Executive directors
Josua Malherbe *(Chief Executive Officer)*
Jan Durand

Secretary
Mariza Lubbe

Listing
JSE Securities Exchange South Africa
Sector: Financial–Investment Companies

American depositary receipt (ADR) program
Cusip number 922672100 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York, NY 10286

Business address
25 Quantum Street, Techno Park, Stellenbosch 7600
P O Box 456, Stellenbosch 7599

Registered office
Carpe Diem Office Park
Techno Park, Stellenbosch 7600

Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

www.venfin.com

****
*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9129
CONNECTION TEL	
SUBADDRESS	
CONNECTION ID	M&I SECRETERIAL
ST. TIME	03/08 07:21
USAGE T	04'54
PGS.	15
RESULT	OK